Issuer Free Writing Prospectus

Filed by: Carrizo Oil & Gas, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-198459

June 29, 2017

CARRIZO OIL & GAS, INC.

Pricing Term Sheet

The information in this pricing term sheet relates to the offering of the 8.250% Senior Notes due 2025 (the “Notes Offering”) and should be read together with the preliminary prospectus supplement dated June 28, 2017 for the Notes Offering (including the documents incorporated by reference therein and the base prospectus in respect thereof) (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the applicable Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the applicable Preliminary Prospectus Supplement.

Issuer:	Carrizo Oil & Gas, Inc.

Aggregate Principal Amount:	$250,000,000

Gross Proceeds:	$250,000,000

Net Proceeds (before expenses):	$246,250,000

Title of Securities:	8.250% Senior Notes due 2025

Distribution:	SEC Registered

Final Maturity Date:	July 15, 2025

Issue Price:	100.000%, plus accrued interest, if any, from July 14, 2017

Coupon:	8.250%

Underwriting Discount:	1.500%

Yield to Maturity:	8.250%

Spread to Benchmark Treasury:	+606 bps

Page-1

Benchmark Treasury:	UST 2.000% due August 15, 2025

Interest Payment Dates:	July 15 and January 15, beginning on January 15, 2018

Optional Redemption:	On and after July 15, 2020, in whole or in part, at the redemption prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, beginning on July 15 of the years set forth below:

	Date	Price

	2020	106.188%
	2021	104.125%
	2022	102.063%
	2023 and thereafter	100.000%

Make-Whole Redemption:	Prior to July 15, 2020, make-whole call at T+50 bps

Equity Clawback:	Prior to July 15, 2020, up to 35% at a redemption price equal to 108.250% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date

Special Mandatory Redemption:	If the acquisition by Carrizo (Permian) LLC, a wholly-owned subsidiary of Carrizo Oil & Gas, Inc. (“Carrizo”), from ExL Petroleum Management, LLC of approximately 16,488 net acres located in the Delaware Basin (the “Pending Acquisition”) is not consummated by October 28, 2017 or if the purchase and sale agreement related to the Pending Acquisition (the “Purchase Agreement”) is terminated at any time prior to the consummation of the Pending Acquisition, Carrizo will be required to redeem the notes then outstanding in cash at a redemption price equal to the initial offering price, plus accrued and unpaid interest to, but not including, the date of redemption. Additionally, if Carrizo determines it is reasonably likely that the Pending Acquisition will not close on or prior to October 28, 2017, or the Purchase Agreement will be terminated at any time prior to the consummation of the Pending Acquisition, Carrizo may, at its option, redeem the notes then outstanding in cash at a redemption price equal to the initial offering price, plus accrued and unpaid interest to, but not including, the date of redemption.

Page-2

Change of Control:	Offer to purchase at 101% of principal, plus accrued and unpaid interest to the date of purchase

Joint Global Coordinators and Bookrunners:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Bookrunners:

Wells Fargo Securities, LLC

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

Credit Agricole Securities (USA) Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

Scotia Capital (USA) Inc.

ABN AMRO Securities (USA) LLC

Joint Lead Managers:	Jeffries LLC Credit Suisse Securities (USA) LLC IBERIA Capital Partners L.L.C. KeyBanc Capital Markets Inc. Regions Securities LLC Comerica Securities, Inc.

Trade Date:	June 29, 2017

Settlement Date:	July 14, 2017 (T+10)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 144577 AJ2	ISIN: US144577AJ24

Additional Information:

Common Stock Offering (the “Common Stock Offering”):

Issuer:	Carrizo Oil & Gas, Inc.

Securities Offered:	15,600,000 shares of Common Stock of the Issuer

Price to Public:	$14.60 per share of Common Stock

Gross Proceeds (before underwriting discount and expenses):	We expect to receive gross proceeds from the Common Stock Offering of approximately $227,760,000.

Page-3

Trade Date:	June 28, 2017

Settlement Date:	July 3, 2017

The Notes Offering and the Common Offering are separate offerings that are being made pursuant to separate prospectus supplements. The closing of the Notes Offering is not conditioned upon the closing of the Common Offering, and the closing of the Common Offering is not conditioned upon the closing of the Notes Offering. In addition, the closing of the Common Offering is not conditioned on, nor is it a condition to, the consummation of the Pending Acquisition (as defined in the Preliminary Prospectus Supplement).

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. at (800) 831-9146 or BofA Merrill Lynch at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com.

Carrizo Oil & Gas, Inc. expects that delivery of the notes will be made to investors on or about July 14, 2017, which will be the tenth business day following the date of term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Page-4